Exhibit 99.2

ENTHUSIAST GAMING HOLDINGS INC.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General Meeting of Shareholders of the Company held on Wednesday, June 30, 2021 (the “Meeting”). All matters placed before the shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

1. Number of Directors: The number of directors was set at eight (8) for the ensuring year.	FOR	AGAINST
	21,924,299	8,901	Carried
	(99.96%)	(0.04%)
2. Election of Directors:	FOR	WITHHELD
Adrian Montgomery	20,794,664	1,138,535	Carried
	(94.81%)	(5.19%)
Menashe Kestenbaum	20,797,089	1,136,110	Carried
	(94.82%)	(5.18%)
Francesco Aquilini	20,444,949	1,488,251	Carried
	(93.21%)	(6.79%)
Michael Beckerman	21,472,220	460,980	Carried
	(97.90%)	(2.10%)
Alan Friedman	20,691,642	1,241,558	Carried
	(94.34%)	(5.66%)
Ben Colabrese	21,473,606	459,594	Carried
	(97.90%)	(2.10%)
Robb Chase	20,794,439	1,138,760	Carried
	(94.81%)	(5.19%)
Richard Sherman	20,525,242	1,407,958	Carried
	(93.58%)	(6.42%)

	FOR	WITHHELD
3. Appointment of Auditors: Re-appointment of KPMG LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	22,364,517 (98.98%)	231,149 (1.02%)	Carried

DATED at Toronto, Ontario, this 30th day of June, 2021.

ENTHUSIAST GAMING HOLDINGS INC.

Per:	“Alex Macdonald”
Alex Macdonald
Chief Financial Officer